SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Results of the Tender Offer for I-NET Corp. by OFI • 01 Corporation, a Subsidiary of ORIX Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 18, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Results of the Tender Offer for I-NET Corp. by OFI • 01 Corporation, a Subsidiary of ORIX Corporation

TOKYO, Japan – November 18, 2025 – OFI • 01 Corporation (the “Offeror”), a subsidiary of ORIX Corporation (“ORIX”), hereby announces the results of the tender offer (the “Tender Offer”)* for the common shares issued by I-NET Corp. (“I-NET”), which commenced on October 3, 2025, was completed on November 17, 2025.

As a result of the Tender Offer, the total number of shares tendered (“Tendered Shares”) (12,907,969 shares) has exceeded the minimum number of shares to be purchased (10,171,800 shares), and therefore it has been determined that the Offeror will purchase any of the Tendered Shares. In light of the fact that the Tender Offer has been successfully completed, the Offeror will implement a share consolidation as a squeeze-out procedure in order to make the Offeror the sole shareholder of I-NET Corporation. As a result of this share consolidation, the Offeror will hold all of the issued shares of I-NET, and the shares of I-NET will be delisted through the prescribed procedures pursuant to the delisting criteria of the Tokyo Stock Exchange. After the delisting of the I-NET’s shares, they will no longer be tradable on the Prime Market of the Tokyo Stock Exchange. The completion of all related procedures is scheduled for early March 2026.

ORIX has positioned the IT and information services sector as one of its key focus areas in its domestic investment business. Going forward, by combining I-NET’s extensive expertise in data centers, cloud, digital transformation (DX), and space-related businesses with the ORIX Group’s business know-how, platform, and network of business relationships, ORIX intends to support the enhancement of I-NET’s corporate value.

For further details regarding the results of the Tender Offer, please refer to the separate document titled “Notice Regarding Results of the Tender Offer for Shares of I-NET (Securities Code: 9600)” dated today and issued by the Offeror.

*	Commencement of the Tender Offer for I-NET Corp. by OFI • 01 Corporation, a Subsidiary of ORIX Corporation (October 2, 2025)

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

November 18, 2025

To whom it may concern

Company Name	OFI • 01 Corporation

Name of Representative	Representative Director

Seiichi Miyake

Notice Regarding Results of the Tender Offer for Shares of I-NET Corp. (Securities Code: 9600)

OFI • 01 Corporation (the “Offeror”) decided, on October 2, 2025, to acquire the common shares of I-NET Corp. (listed on the Prime Market of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”), Securities Code: 9600, the “Target Company”) (the “Target Company Shares”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “Act”), and had been conducting the Tender Offer since October 3, 2025. The Tender Offer was completed on November 17, 2025, and we are now announcing the results as described below.

1.	Overview of the Tender Offer

(1)	Name and address of the Tender Offeror

OFI • 01 Corporation

2-4-1, Hamamatsucho, Minato-ku, Tokyo

(2)	Name of the Target Company

I-NET Corp.

(3)	Type of Share Certificates to be Purchased

Common shares

(4)	Number of Share Certificates to be Purchased

Number of shares to be Purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased

15,257,622 shares	10,171,800 shares	N/A

(Note 1)

If the total number of shares tendered in the Tender Offer (the “Tendered Shares”) is less than the minimum number of shares to be purchased (10,171,800 shares), the Offeror will not purchase any of the Tendered Shares. If the total number of Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (10,171,800 shares), the Offeror will purchase all of the Tendered Shares. The minimum number of shares to be purchased (the “Minimum Number of Shares to Be Purchased”) is 10,171,800 shares, and this number has been calculated as follows: Based on the total number of issued shares of the Target as of June 30, 2025 (15,475,524 shares), as stated in “Briefing on Financial Results for the First Quarter of the Fiscal Year Ending March 2026 Japanese GAAP (Consolidated)” (the “Target Company’s Q1 Financial Results Briefing”) announced by the Target Company as of July 31, 2025, less the number of treasury shares owned by the Target as of the same date (217,902 shares), the number of shares subject to voting rights is 15,257,622 shares. The number of voting rights associated with the Base Number of Shares (152,576 voting rights) is multiplied by two-thirds, resulting in 101,718 voting rights (rounded up to the nearest whole number). Multiplying this by the number of shares constituting one unit (100 shares) yields 10,171,800 shares as the Minimum Number of Shares to Be Purchased.

(Note 2)

Since the Offeror has not set a maximum number of shares to be purchased in the Tender Offer, the number of shares to be purchased represents the maximum number of Target Company Shares to be acquired by the Offeror in the Tender Offer, which is 15,257,622 shares calculated by the total number of outstanding shares of the Target Company as of June 30, 2025 (15,475,524 shares), as stated in the Target Company’s Q1 Financial Results Briefing” announced by the Target Company minus the number of treasury shares held by the Target Company as of the same date (217,902 shares).

(Note 3)

The Tender Offer also applies to fractional units of shares. If the right to request a sale of fractional shares is utilized pursuant to the Companies Act (Act No. 86 of 2005, as amended), the Target Company may purchase such fractional shares during the tender offer period (the “Tender Offer Period”) in accordance with applicable legal procedures.

(Note 4)	There is no plan to acquire the treasury shares of the Target Company through the Tender Offer.

(5)	Tender Offer Period

(i)	Tender Offer Period

From Friday, October 3, 2025 to Monday, November 17, 2025 (30 business days)

(ii)	Possible extension upon request of the Target Company

Not applicable.

(6)	Tender Offer Price

JPY 2,530 per one common share

2.	Results of the Tender Offer

(1)	Success or failure of the Tender Offer

In the Tender Offer, the Offeror sets the condition that if the total number of Tendered Shares was less than the Minimum Number of Shares to Be Purchased (10,171,800 shares), none of the Tendered Shares would be purchased. As the total number of Tendered Shares (12,907,969 shares) has exceeded the Minimum Number of Shares to Be Purchased (10,171,800 shares), the Offeror will purchase all of the Tendered Shares, as stated in the Tender Offer Commencement Notice and the Tender Offer Registration Statement (including matters amended by the Amendment Statement for the Tender Offer Registration Statement).

(2)	Date of Public Notice of the Tender Offer Results and the Name of the Newspaper of Public Notice in which said Public Notice is Published

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Act, and in accordance with the method prescribed in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended), the results of this tender offer were publicly announced to the press at the Tokyo Stock Exchange on November 18, 2025.

(3)	Number of Share Certificate Purchased

Type of Share Certificates	Number Tendered (in shares)	Number Purchased (in shares)

Share Certificates	12,907,969 shares	12,907,969 shares

Share Option Certificates	—	—

Bonds with Share Options	—	—

Beneficiary Certificates of Trust for Share Certificates	—	—

Depositary Receipts for Share Certificates	—	—

Total	12,907,969 shares	12,907,969 shares

(Total Number of Latent Share Certificates)	(—)	(—)

(4)	Ownership Ratio of Share Certificate after the Tender Offer

Number of voting rights pertaining to Shares, Etc. held by the Offeror before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)

Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)

Number of voting rights pertaining to Shares, Etc. held by the Offeror after the Tender Offer	129,079	(Ownership ratio after the Tender Offer: 84.60%)

Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties after the Tender Offer	—	(Ownership ratio after the Tender Offer: —%)

Total number of voting rights of all shareholders, of the Target Company	151,751

(Note)

The “Total number of voting rights of all shareholders of the Target Company” is based on the number of voting rights as stated in the Target Company’s 55th Semi-Annual Report filed on November 10, 2025. However, since the Tender Offer also includes shares less than one unit, the “Ownership ratio after the Tender Offer” are calculated using 152,575 voting rights, which corresponds to the number of shares (15,257,592 shares) obtained by deducting the number of treasury shares held by the Target Company (217,932 shares), from the total number of issued shares as of September 30, 2025, (15,475,524 shares), as stated in the “Briefing on Financial Results for the Second Quarter (Interim) of the Fiscal Year Ending March 2026 Japanese GAAP (Consolidated)” announced by the Target Company as of October 31, 2025 (the figures are rounded to the second decimal places).

(5)	Calculation Method in the Case of a Pro Rata Tender Offer

Not applicable

(6)	Method of Settlement

(i)	Name and address of head office of the financial services provider, bank, in charge of settlement of purchase

SBI SECURITIES Co., Ltd.

1-6-1 Roppongi, Minato-ku, Tokyo, Japan

(ii)	Settlement start date

Tuesday, November 25, 2025

(iii)	Method of Settlement

Promptly after the expiration of the Tender Offer Period, a notice regarding the purchase, etc. pursuant to the Tender Offer will be sent by mail to the address (or location) of each person who has applied to sell the shares, etc. in response to the Tender Offer or who has applied to accept the purchase, etc. of the shares, etc. pursuant to the Tender Offer (collectively, the “Tendering Shareholders, etc.”; in the case of foreign shareholders, etc., this refers to their standing proxy in Japan).

The settlement for the purchase, etc. will be made in cash. The proceeds from the sale of the shares, etc. purchased in the Tender Offer will, in accordance with the instructions of each Tendering Shareholder, etc. (or, in the case of foreign shareholders, etc., their standing proxy), be remitted by the Tender Offer Agent to the location designated by such Tendering Shareholder, etc., or otherwise paid into the account of such Tendering Shareholder, etc. at the Tender Offer Agent through which the tender was accepted, without delay after the commencement date of settlement.

3.	Post-Tender Offer Policy and Future Prospects

There are no changes to the policies, etc. after the Tender Offer from those stated in the Tender Offer Commencement Notice and the Tender Offer Registration Statement (including matters amended by the Amendment Statement for the Tender Offer Registration Statement) pertaining to the Tender Offer.

As of today, the shares of the Target are listed on the Prime Market of the Tokyo Stock Exchange. However, the Offeror intends to implement a series of procedures aimed at acquiring all of the shares of the Target (excluding the treasury shares owned by the Target), making the Target a wholly owned subsidiary of the Offeror and delisting the Target. If such procedures are implemented, the shares of the Target will be delisted through the prescribed procedures pursuant to the delisting criteria of the Tokyo Stock Exchange. After the delisting of the Target’s shares, they will no longer be tradable on the Prime Market of the Tokyo Stock Exchange.

The details of subsequent procedures will be promptly announced by the Target as soon as they are determined.

4.	Locations where a Copy of the Tender Offer Report is Made Available for Public Inspection

OFI • 01 Corporation

(2-4-1, Hamamatsucho, Minato-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Regulations on Solicitation

This press release has been prepared for the purpose of informing the public of the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell, or making an offer to purchase, any securities. If shareholders wish to make an offer to sell their shares in the Tender Offer, they should first read the Tender Offer Explanation Statement for the Tender Offer and offer their shares or stock options for sale at their own discretion. This press release shall neither be, nor constitute a part of, an offer to sell or purchase, or a solicitation of an offer to sell or purchase, any securities, and neither this press release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this press release may not be relied on at the time of entering into any such agreement.

Future Prospects

This press release, including the descriptions regarding the future business of the Offeror and other companies, may contain expressions for the future prospects such as “anticipate,” “expect,” “intend,” “plan,” “believe” and “assume,” and other similar expressions. These expressions are based on the Offeror’s current expectations as to the businesses, and may change depending on the future circumstances. Regarding the information herein, the Offeror undertakes no obligation to change the expressions for the future prospects into those for the actual events by reflecting the actual business performance, various circumstances and changes in conditions, etc. These expressions refer to, and this press release includes, statements that fall under “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Due to the known and unknown risks and uncertainties, the actual results might differ significantly from the statements that are implicitly or explicitly forward-looking. The Offeror and its affiliates do not guarantee for such implicit and explicit forward-looking statements to materialize. The “forward-looking statements” in this press release were prepared based on the information obtained by the Offeror as of the date hereof, unless required by law, the Offeror and its affiliates are not obligated to amend or revise such forward-looking statements to reflect future matters and situation.

US Regulations

Although the Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under Japanese law, those procedures and standards may differ from the procedures and information disclosure standards in the United States. In particular, Sections 13(e) and 14(d) of the U.S. Exchange Act, and the rules prescribed thereunder, do not apply to the Tender Offer, and therefore the Tender Offer does not conform to those procedures and standards. In addition, the financial information contained in this press release was prepared based on Japanese accounting standards and not based on U.S. accounting standards, and thus may not necessarily be comparable to the content of any financial information prepared based on U.S. accounting standards. It may be difficult to enforce any right or claim arising under U.S. federal securities laws because, among other reasons, the Offeror and the Target Company are incorporated outside the United States and some or all of their directors are non-U.S. residents. Shareholders may not be able to sue a company outside the United States and its directors in a non-U.S. court for violations of U.S. securities laws. Furthermore, there is no guarantee that shareholders will be able to compel a company outside the United States or its subsidiaries and affiliates to subject themselves to the jurisdiction of a U.S. court.

Unless otherwise specified, all procedures relating to the Tender Offer shall be conducted entirely in Japanese. While some or all of the documentation relating to the Tender Offer will be prepared in English, if there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

The Offeror, the financial advisors to the Offeror, and the tender offer agent (including their respective affiliates) may purchase the Target Shares by means other than the Tender Offer to the extent permitted by Rule 14e-5(b) of the U.S. Exchange Act, applicable laws and regulations in Japan, and other applicable laws and regulations. Such purchases may be made at the market price through market transactions, or at a price determined by negotiation outside of the market.

Other Countries

In certain countries or regions, the announcement, issue or distribution of this press release may be restricted by laws or regulations. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute any solicitation of an offer to sell or offer to purchase shares in relation to the Tender Offer, and shall be considered as a mere distribution of informative materials.

This press release is not for release, publication or distribution, in whole or in part in, into or from any jurisdiction where doing so would constitute a violation of the relevant laws or regulations of that jurisdiction.